SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

iANTHUS Capital Holdings, Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

45074T102
(CUSIP Number)

Oasis Management Company Ltd.
c/o Oasis Management (Hong Kong)
25/F, LHT Tower
31 Queen’s Road Central
Central, Hong Kong
Attention: Phillip Meyer
(852) 2847-7708
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45074T102	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,270,742,712 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,270,742,712 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,270,742,712 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.35%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 45074T102	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,270,742,712 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,270,742,712 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,270,742,712 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.35%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 45074T102	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,270,742,712 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,270,742,712 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,270,742,712 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45074T102	SCHEDULE 13D	Page 5 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common shares stock, no par value $0.01 (the "Common Shares"), of iAnthus Capital Holdings, Inc., a company incorporated under the laws of British Columbia, Canada (the "Issuer"). The Issuer's principal executive offices are located at 420 Lexington Avenue, Suite 414, New York, NY 10170.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:
	(i)	Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), is the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the "Oasis II Fund"), with respect to the Common Shares held by the Oasis II Fund;

	(ii)	the Oasis II Fund, with respect to the Common Shares held by it; and

	(iii)	Seth Fischer ("Mr. Fischer"), is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund, with respect to the Common Shares held by the Oasis II Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

(b)	The address of the business office of Mr. Fischer is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. The address of the business office of each of Oasis Management and the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-1104, Cayman Islands.

(c)	The principal business of: (i) Oasis II Fund is to serve as a private investment vehicle, (ii) Oasis Management is to serve as investment manager to a variety of private investment funds, including Oasis II Fund and (iii) Mr. Fischer, an individual, is to supervise and conduct all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund.

CUSIP No. 45074T102	SCHEDULE 13D	Page 6 of 13 Pages

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of Oasis Management and Oasis II Fund is a company organized under the laws of the Cayman Islands. Mr. Fischer is a German citizen.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Oasis II Fund surrendered an aggregate of $25,000,000 principal amount of Unsecured Debentures (as defined in Item 4 below) in the Restructuring (as defined in Item 4 below) in exchange for 1,265,120,771 of the Common Shares reported herein and 8% unsecured debentures in the aggregate principal amount of $6,250,000, due June 24, 2027, issued by iAnthus Capital Management, LLC, a wholly-owned subsidiary of the Issuer ("ICM") and guaranteed by the Issuer (the "New Unsecured Notes").

Funds for the purchase of the 5,621,941 Common Shares by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $1,831,393 was paid to acquire 5,621,941 of the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

On June 24, 2022 the Issuer closed its previously announced recapitalization transaction (the "Recapitalization Transaction"), pursuant to the terms of a restructuring support agreement (as amended, the "RSA"), dated July 10, 2020 and as amended on June 15, 2021, between the Issuer , all of the holders (the "Secured Lenders") of the 13% senior secured convertible debentures (the "Secured Debentures") issued by ICM, and a majority of the holders (the "Consenting Unsecured Debentureholders") of the 8% unsecured convertible debentures (the "Unsecured Debentures") issued by the Issuer. The implementation of the Recapitalization Transaction resulted in various changes to the corporate governance and capital structure of the Issuer. The Recapitalization Transaction closed pursuant to the terms of the amended and restated plan of arrangement (the "Plan of Arrangement") under the Business Corporations Act (British Columbia) approved by the Supreme Court of British Columbia.

CUSIP No. 45074T102	SCHEDULE 13D	Page 7 of 13 Pages

Pursuant to the Plan of Arrangement, the Issuer issued 1,265,120,771 Common Shares to Oasis II Fund, in exchange for and settlement of $25,000,000 aggregate principal amount of the Unsecured Debentures held by Oasis II Fund. Effective as of the closing of the Recapitalization Transaction (the "Closing"), Oasis II Fund, the other Consenting Unsecured Debentureholders and the Secured Lenders have entered into an Investor Rights Agreement (as amended, "IRA") and a Registration Rights Agreement (as amended, "RRA") with the issuer. Under the IRA, certain of the Consenting Unsecured Debentureholders, including Oasis II Fund, have the right to nominate candidates for election as directors of the Issuer, and to appoint board observers so long as their Debt Exchange Common Share Percentage (as defined in the IRA) is at least 5%. Alexander Shoghi, a portfolio manager at Oasis Management, was nominated by Oasis II Fund and appointed to the board of directors of the Issuer (the "Board") at the Closing. Oasis II Fund has also been provided with certain information rights and the IRA sets out certain matters which will require supermajority board approval. The RRA provides the Secured Lenders and Consenting Unsecured Debenture holders (in their capacities shareholders of the Issuer) with certain "demand" and "piggyback" registration rights in relation to their Common Shares.

The foregoing descriptions of the RSA, the RRA and the IRA do not purport to be complete and are qualified in their entireties by reference to the full texts of the RSA, the RRA and the IRA, which are incorporated herein by reference and which are attached as Exhibit 1, Exhibit 2 and Exhibit 3, respectively.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Common Shares, including, without limitation, the corporate governance, dividend policy, board composition, business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) increasing or decreasing their position in the Issuer or the Issuer's investments through, among other things, the purchase or sale of securities of the Issuer or the Issuer's investments, including through transactions involving Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer or the Issuer's investments in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; (ii) entering into transactions that increase or hedge their economic exposure to the Common Shares or the Issuer's investments without affecting their beneficial ownership of Common Shares; and/or (iii) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 45074T102	SCHEDULE 13D	Page 8 of 13 Pages

In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their position in the Common Shares, or purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 6,244,297,897 Common Shares outstanding as of June 24, 2022 after giving effect to the consummation of the Recapitalization Transaction, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2022 (the "8-K Filing").

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in Item 3, the Reporting Persons did not enter into any transactions in the Common Shares within the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

CUSIP No. 45074T102	SCHEDULE 13D	Page 9 of 13 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Following the Closing of the Recapitalization Transaction, certain of the Secured Lenders and Consenting Unsecured Debentureholders, including Oasis II Fund, acquired 8% senior secured debentures in a total aggregate principal amount of $25,000,000, due June 24, 2027 by ICM and guaranteed by the Issuer and its subsidiaries (as amended, the "Additional Secured Notes"). Oasis II Fund acquired $5,681,818.18 in aggregate principal amount of Additional Secured Notes. In connection with the issuance of the Additional Secured Notes, the Issuer and its subsidiaries (including ICM) entered into the Third Amended and Restated Secured Debenture Purchase Agreement dated as of June 24, 2022 with the Secured Lenders and Consenting Unsecured Debentureholders, including, Oasis Fund II (as amended, the "Secured DPA").

The Additional Secured Notes accrue interest at a rate of 8% per annum (increasing to 11% upon the occurrence of an Event of Default (as defined in the Additional Secured Notes), are due on June 24, 2027 and may be prepaid on a pro rata basis from and after the third anniversary of the Closing Date upon prior written notice to the Secured Lender without premium or penalty. Upon receipt of a Change of Control Notice (as defined in the Additional Secured Notes), each Secured Lender may provide notice to ICM to either (i) purchase the Additional Secured Notes at a price equal to 103% of the then outstanding principal amount together with interest accrued thereon (the "Offer Price") or (ii) if the Change of Control Transaction (as defined in Secured DPA (as defined below)) results in a new issuer, or if the Secured Lender desires that the Additional Secured Notes remain unpaid and continue in effect after the closing of the Change of Control Transaction, convert or exchange the Additional Secured Notes into a replacement debenture of the new issuer or ICM, as applicable, in the aggregate principal amount of the Offer Price on substantially equivalent terms to those terms contained in the Additional Secured Notes. Notwithstanding the foregoing, if 90% or more of the principal amount of all Additional Secured Notes outstanding have been tendered for redemption on the date of the Change of Control Notice, ICM may, at its sole discretion, redeem all of the outstanding Additional Secured Notes at the Offer Price. As security for the Obligations (as defined in the Additional Secured Notes), ICM and the Issuer granted to the Collateral Agent (as defined in the Secured DPA), for the benefit of the Secured Lenders, a security interest over all of their present and after acquired personal property.

CUSIP No. 45074T102	SCHEDULE 13D	Page 10 of 13 Pages

In connection with the issuance of the New Unsecured Notes, the Issuer and ICM entered into an Unsecured Debenture Agreement with the Secured Lenders and Consenting Unsecured Debentureholders (as amended, the "Unsecured DPA").

The New Unsecured Notes accrue interest at a rate of 8% per annum (increasing to 11% upon the occurrence of an Event of Default (as defined in the New Unsecured Notes)), are due on June 24, 2027 and may be prepaid on a pro rata basis from and after the third anniversary of the Closing Date upon prior written notice to the Unsecured Lender without premium or penalty. Upon receipt of a Change of Control Notice (as defined in the New Unsecured Notes), each Unsecured Lender may provide notice to ICM to either (i) purchase the New Unsecured Notes at a price equal to 103% of the then outstanding principal amount together with interest accrued thereon (the "Unsecured Offer Price") or (ii) if the Change of Control Transaction (as defined in Unsecured DPA) results in a new issuer, or if the Unsecured Lender desires that the New Unsecured Notes remain unpaid and continue in effect after the closing of the Change of Control Transaction, convert or exchange the New Unsecured Notes into a replacement debenture of the new issuer or ICM, as applicable, in the aggregate principal amount of the Unsecured Offer Price on substantially equivalent terms to those terms contained in the New Unsecured Notes. Notwithstanding the foregoing, if 90% or more of the principal amount of all New Unsecured Notes outstanding have been tendered for redemption on the date of the Change of Control Notice, ICM may, at its sole discretion, redeem all of the outstanding New Unsecured Notes at the Unsecured Offer Price. Pursuant to the Unsecured DPA, the Obligations (as defined in the Unsecured DPA) are subordinated in right of payment to the Senior Indebtedness (as defined in the Unsecured DPA).

The foregoing descriptions of the Additional Secured Notes, the Secured DPA, the New Unsecured Notes and the Unsecured DPA do not purport to be complete and are qualified in their entireties by reference to the full texts thereof, which are incorporated herein by reference and which are attached as Exhibit 4, Exhibit 5, Exhibit 6 and Exhibit 7, respectively.

Other than the Joint Filing Agreement attached as Exhibit 8 hereto and as disclosed herein and in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 45074T102	SCHEDULE 13D	Page 11 of 13 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	RSA (incorporated herein by reference to Exhibit 10.7 to the Issuer's Registration Statement on Form 10 filed with the SEC on December 8, 2020).

Exhibit 2:	RRA (incorporated herein by reference to Exhibit 10.5 to the 8-K Filing).

Exhibit 3:	IRA (incorporated herein by reference to Exhibit 10.6 to the 8-K Filing).

Exhibit 4:	Form of Additional Secured Notes (incorporated herein by reference to Exhibit 10.3 to the 8-K Filing).

Exhibit 5:	Secured DPA (incorporated herein by reference to Exhibit 10.1 to the 8-K Filing).

Exhibit 6:	Form of New Unsecured Notes (incorporated herein by reference to Exhibit 10.4 to the 8-K Filing).

Exhibit 7:	Unsecured DPA (incorporated herein by reference to Exhibit 10.2 to the 8-K Filing).

Exhibit 8:	Joint Filing Agreement, dated as of June 30, 2022.

CUSIP No. 45074T102	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2022

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director

/s/ Seth Fischer
SETH FISCHER

CUSIP No. 45074T102	SCHEDULE 13D	Page 13 of 13 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: OASIS MANAGEMENT COMPANY LTD.

Seth Fischer serves as a director of Oasis Management. His business address is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. His principal occupation is acting as the Chief Investment Officer at Oasis Management (Hong Kong). Seth Fischer is a citizen of Germany.

REPORTING PERSON: OASIS INVESTMENTS II MASTER FUND LTD.

Phillip Meyer serves as a director of Oasis II Fund. His business address is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. His principal occupation is acting as the General Counsel at Oasis Management (Hong Kong). Phillip Meyer is a citizen of Saint Kitts.

Pearse Griffith serves as a director of Oasis II Fund. His business address is c/o HF Fund Services Ltd., 45 Market Street, Gardenia Court, Camana Bay, Grand Cayman, KY1-1104, Cayman Islands. His principal occupation is acting as a Professional Director at HF Fund Services Ltd. Pearse Griffith is a citizen of Ireland.

Akio Kawamura serves as a director of Oasis II Fund. His business address is c/o Atsumi & Sakai, Fukoku Seimei Bldg., 2-2, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan. His principal occupation is acting as an Attorney at Atsumi & Sakai. Akio Kawamura is a citizen of Japan.